ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2004 RESULTS

TORONTO, ON — UNDER EMBARGO UNTIL FEBRUARY 7th, 2005 AT 8:30 A.M. — Fiscal 2004 has been a successful year for Envoy Communications Group Inc. However, as a result of several one-time charges (imputed interest, refinancing costs, loss on discontinued operation etc.) our fiscal 2004 earnings do not reflect the success that Envoy has achieved during this period.

One of our major achievements during fiscal 2004 was the $66.5 million raised in two equity financings. This capital injection significantly strengthened Envoy’s balance sheet and enabled Envoy to eliminate virtually all of its debt. It also established a strong foundation for future growth. With over $45 million in cash available for investment and acquisitions, Envoy will now be able to realize its strategic acquisition and investment plan, which includes the acquisition of companies that will be synergistic with our current business in the United Kingdom and North America. Envoy will be announcing its 2005 first quarter results on February 14, 2005.

We are very excited about our prospects for 2005 and beyond.

Envoy also announces that the effective date for post consolidation trading of its shares is Thursday February 10, 2005. Updated for repurchases and cancellations in January the number of Envoy common shares outstanding prior to consolidation is 112,539,318 and post consolidation is expected to be approximately 22,507,864. The earnings per share figures presented are after giving effect to the reverse stock split.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

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Financial Highlights

Envoy Communications Group Inc.
Consolidated Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

For the twelve months ended:	September 30	September 30
	2004	2003
Net revenue	$40,802,790	$40,853,283

Operating expenses:
Salaries and benefits	27,672,600	26,858,508
General and administrative	7,041,213	5,889,962
Occupancy costs	3,012,394	3,060,590

	37,726,207	35,809,060
Depreciation	2,425,912	2,370,934
Investment earnings	(406,683)	—
Accreted interest imputed on warrants and debentures	2,552,991	718,321
Interest expense and financing costs	995,601	1,989,366

	43,294,028	40,887,681

Loss before restructuring costs recovery, gain on disposal of subsidiary, income taxes and discontinued operations	(2,491,238)	(34,398)
Restructuring costs recovery	—	267,212
Gain on disposal of subsidiary	—	2,499,604

(Loss) income before income taxes and discontinued operations	(2,491,238)	2,732,418
Income tax expense	150,424	238,404

(Loss) income from continuing operations	(2,641,662)	2,494,014
(Loss) income from discontinued operations, net of income taxes	(465,142)	44,748

Net (loss) earnings	$(3,106,804)	$2,538,762

(Loss) earnings per share (after giving effect to reverse stock split)
Basic	$(0.18)	$0.59
Diluted	$(0.18)	$0.43

Weighted average number of common shares outstanding
Before giving effect to the reverse split	85,310,762	21,674,064
After giving effect to the reverse split	17,062,152	4,334,813

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

As at:	September 30	September 30
	2004	2004
Current assets	$59,258,764	$18,843,965
Long-term assets	29,620,763	19,122,798

	$88,879,527	$37,966,763

Current liabilities	$11,626,798	$20,703,891
Long-term liabilities	361,230	4,904,369

	11,988,028	25,608,260
Shareholders’ equity	76,891,499	12,358,503

	$88,879,527	$37,966,763

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to